

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

Worthington Industries, Inc.
B. Andrew Rose, Vice President and CFO
200 Old Wilson Bridge Road
Columbus, OH 43085

> **Re: Worthington Industries, Inc.**
> **Form 10-K for the year ended May 31, 2010 filed July 30, 2010**
> **Definitive Proxy Statement on Schedule 14A filed August 18, 2010**
> **File No. 1-8399**

Dear Mr. Rose:

We have reviewed your response to our comment letter dated February 15, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended May 31, 2010

Note H – Segment Data, page 77

1. We note your response to prior comment five of our letter dated February 15, 2011. Please provide us with a more specific and comprehensive discussion regarding how you determined that the product lines within each of your reportable segments are similar. Reference ASC 280-10-50-40. In addition, it appears that certain of your product lines are impacted by different trends. For example, we note your disclosure on page 26 that the global recession had the most impact on your industrial gas, air brake and forklift product lines. Given these circumstances, it is unclear to us why you believe disclosing revenues by product lines would not be useful when assessing performance. Please explain further.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24

2. We note your response to comment six in our letter dated February 15, 2011. In future filings, please identify the component companies in your comparator group rather than requiring the reader to contact your Human Resources Department to obtain a list of component companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Interpretation 118.05 of our Regulation S-K Compliance and Disclosure Interpretations.

3. We reissue comment eight in our letter dated February 15, 2011. Please provide a materially complete description of the correlation between performance under the short-term incentive compensation program and the payouts actually made to each of your named executive officers in 2010. Explain in materially complete detail how the Compensation Committee determined the weights to be carried by each factor in determining actual compensation and why these weights, as well as the amounts actually awarded, were appropriate under the circumstances.

You may contact Mindy Hooker at (202) 551-3732 or Tricia Armelin at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749, Jay Ingram at (202) 551-3397 or me at (202) 551-3768 with any other questions.

Sincerely,

John Cash
Branch Chief